UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2023

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.

(Translation of registrant’s name into English)

Steakholder Foods Ltd.

5 David Fikes St., Rehovot 7632805 Israel

+972-73-541-2206

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On October 31, 2023, Steakholder Foods Ltd. issued a press release: “Steakholder Foods® Announces Receipt of Nasdaq Minimum Bid Price Notification”. A copy of this press release is furnished herewith as Exhibit 99.1.

This Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-264110) and Form S-8 (File Nos. 333-255419, 333-267045 and 333-271112).

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release, dated October 31, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

	By:	/s/ Arik Kaufman
		Name:	Arik Kaufman
		Title:	Chief Executive Officer

Date: October 31, 2023

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